EXHIBIT 21.1

SUBSIDIARIES OF GOLUB CAPITAL PRIVATE CREDIT FUND

Name	Jurisdiction
GCRED Holdings LLC	Delaware
GCRED Holdings 2 LLC	Delaware
GCRED Funding	Delaware
Golub Capital Private Credit Fund CLO-R	Delaware
Golub Capital Private Credit Fund CLO-R Depositor	Delaware
Golub Capital Private Credit Fund CLO 2	Delaware
Golub Capital Private Credit Fund CLO 2 Depositor	Delaware